

Mail Stop 3561

November 19, 2015

Lawrence S. Wexler
Chief Executive Officer
Turning Point Brands, Inc.
5201 Interchange Way
Louisville, KY 40229

> **Re: Turning Point Brands, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 05, 2015**
> **File No. 333-207816**

Dear Mr. Wexler:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Historical Condensed Consolidated Financial and Other Information, page 12
and
Selected Historical Condensed Consolidated Financial and Other Information, page 44

1. We have reviewed your response to our prior comment 12 and note that you plan to pay a quarterly cash dividend to holders of your common stock, voting and non-voting, commencing with the first full fiscal quarter after completion of the IPO. Notwithstanding your response that you will not pay the dividend with IPO proceeds, SAB Topic 1.B.3 also contemplates that a planned dividend distribution that is expected to exceed earnings in the current year be given pro forma effect. Please expand your Summary and Selected Historical Condensed Consolidated Financial and Other

Information at pages 12 and 44 to include additional supplemental pro forma earnings (loss) per share data for the most recent fiscal year end and subsequent interim period giving effect to the increase in the number of shares which, when multiplied by the IPO price, would be sufficient to replace the capital in excess of earnings being withdrawn.

2. A similar presentation of pro forma earnings (loss) per share data should be presented (for the latest fiscal year and most recent interim period presented), on the face of the historical income statement. A footnote to the financial statements should be provided to explain this pro forma presentation, including the number of shares used in the pro forma per share computation.

Risk Factors, page 15

Our certificate of incorporation limits the ownership of our common stock, page 33

3. We note your disclosure that your certificate of incorporation will limit the ownership of your common stock by individuals and entities that are Restricted Investors. Please advise if there is a risk that these restrictions may not be enforceable and update the risk factor discussion, if applicable.

Use of Proceeds, page 39

4. In the last sentence of the second paragraph, please reconcile the $157.1 million in aggregate borrowings that will be outstanding under the First Lien Credit Agreement with disclosure on page 23 that the amount will be $162.1 million. In this regard, clarify that you made a $5.0 million prepayment in October 2015, as disclosed in footnote (3) to the table of Long-Term Debt on page 57.

Consolidated Statements of Cash Flows, page F-6

5. We note your response to our prior comment 31 and your plan to classify payments representing deferred interest as operating cash outflows. We note from your disclosure on pages F-17 and F-19 in note 10 that you redeemed the Third Lien Notes on January 13, 2014 and that these notes had an accreted balance at December 31, 2013 that included approximately $6.5 million in deferred interest. Please tell us what consideration you have given to reclassifying the portion of this repayment representing deferred interest from cash flows from financing activities to cash flows from operating activities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly A. Singleton at (202) 551-3328 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure

cc: Brett Nadritch
        Milbank, Tweed, Hadley & McCloy LLP